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As filed with the Securities and Exchange Commission on July 28, 2003

Registration No. 333-85668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE
AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

THE TITAN CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	95-2588754
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3033 Science Park Road
San Diego, CA 92121-1199
(858) 552-9500
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Nicholas J. Costanza, Esq.
General Counsel
The Titan Corporation
3033 Science Park Road
San Diego, CA 92121-1199
(858) 552-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barbara L. Borden, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $.01 par value per share, including related rights to purchase Series A junior participating preferred stock	807,958	$15.17	$12,256,723	$992.00

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. The price per share based upon the average of the high and low sales price of the registrant's common stock on July 25, 2003 as reported on the New York Stock Exchange.

(2)
The Registrant paid a registration fee of $1,297 in connection with its initial filing of this Registration Statement (file no. 333-85668) on April 5, 2002.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor is it soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, dated July 28, 2003

PROSPECTUS

807,958 Shares

Common Stock

        Under this prospectus, the selling stockholders identified in this prospectus may resell up to 807,958 shares of our common stock that we have issued in connection with acquisitions involving the selling stockholders. The net proceeds from the sale of shares by one of the selling stockholders may be used to repay amounts outstanding under a loan we made to that selling stockholder in connection with the acquisition involving that selling stockholder, as described herein under "Use of Proceeds." Otherwise, we will not receive any of the proceeds from the sale of shares by the selling stockholders.

        Our common stock is traded on the New York Stock Exchange under the symbol "TTN." On July 25, 2003, the last reported sales price for our common stock on the New York Stock Exchange was $15.80 per share.

        INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July     , 2003.

        You should rely only on the information contained or incorporated by reference into this prospectus or any related prospectus supplement. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. We are not, and the selling stockholders are not, making an offer of the shares of common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

THE TITAN CORPORATION

        We are a leading national security solutions provider for the Department of Defense, the Department of Homeland Security, intelligence and other U.S. government organizations and agencies. We provide sophisticated systems engineering and technical services and are a systems integrator that provides vital products and systems to our government customers. Approximately two-thirds of our business is derived from services, with the remaining one-third comprised of systems integration and delivery of systems and products.

        We work with our government customers first to develop solutions to their requirements, and then to provide integrated solutions to meet these requirements by applying our systems integration and product development skills. These solutions entail the integration of existing components or products into a single system solution or product. Once we have developed and integrated the solution, our engineers often assist the government workforce to deploy the particular solution in military ships, aircraft, vehicles and command centers around the world. These deployments include sophisticated and secure enterprise-wide information technology networks, highly customized military-specification hardware and software communication systems, and specialized training and consulting services in homeland security and intelligence operations. Our capabilities extend beyond delivery of the system. We also install and test systems for each customer's optimal use, perform comprehensive training with end-users and perform maintenance and upgrade/modernization functions to follow a solution throughout its lifecycle.

        We focus on the following four growing government market areas:

        C4ISR.    C4ISR (Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance) has been the cornerstone of our expertise and the foundation on which we have grown since we were founded in 1981. Through systems engineering, technical assistance, program management, products and systems integration, we have been a key contributor to the significant C4ISR systems that support the U.S. military, Department of Defense agencies and organizations, and the evolving Department of Homeland Security.

        Transformational Programs.    We are developing new systems for the Department of Defense to help enable it to transform the military to address today's multiple and widely dispersed threats, most notably in the war on terrorism, rather than the single-threat, cold war era. We are seeking to win engineering development contracts and ultimately full-scale production contracts to provide low-cost, mission critical systems.

        Enterprise Information Technology.    We provide complete enterprise information technology solutions that enable seamless connectivity from the strategic to the tactical level of a customer's critical enterprise. We support many enterprise information technology and modernization efforts within our nation's defense and intelligence communities, as well as mission critical networks for civilian agencies.

        Homeland Security and the War on Terrorism.    Although the U.S. Department of Homeland Security is a new organization, we have been providing homeland security solutions to various government agencies for over 15 years. As with our efforts in our traditional defense business, we bring innovation, integration, deployment and life cycle service to the national imperative of homeland security and counter terrorism measures.

FORWARD-LOOKING INFORMATION

        Some of the statements contained in this prospectus or incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the safe harbor created by the Securities Litigation Reform Act of 1995. Any prospectus supplement may also contain such forward-looking statements. These forward-looking statements relate to future events or our future financial and/or operating performance and can generally be identified as such because the context of the statement will include words such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "predicts," "potential," "continue," or "opportunity," the negative of these words or words of similar import. Similarly, statements that describe our plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from our most recent Form 10-K, filed with the Securities and Exchange Commission, or SEC. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and so are subject to risks and uncertainties, including the risks and uncertainties set forth under "Risk Factors," that could cause actual results to differ materially from those anticipated as of the date of this prospectus, the date of documents incorporated by reference into this prospectus that include forward-looking statements, or the date of any applicable prospectus supplement. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus or the date of any applicable prospectus supplement or the date of documents incorporated by reference into this prospectus that include forward-looking statements.

RISK FACTORS

        An investment in our common stock is risky. Prior to making a decision about investing in our common stock, you should carefully consider the specific risks discussed under "Risk Factors" in this prospectus and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part. If any of the risks or uncertainties described below actually occur, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.

We depend on government contracts for most of our revenues and the loss of government contracts or a decline in funding of existing or future government contracts could adversely affect our revenues and cash flows and our ability to fund our growth.

        Our revenues from U.S. government business represented approximately 90% of our total revenues in 2000, approximately 93% of our total revenues in 2001 and approximately 95% of our total revenues in 2002. Our U.S. government contracts are only funded on an annual basis, and the U.S. government may cancel these contracts at any time without penalty or may change its requirements, programs or contract budget or decline to exercise option periods, any of which could reduce our revenues and cash flows from U.S. government contracts. Our revenues and cash flows from U.S. government contracts could also be reduced by declines in U.S. defense, homeland security and other federal agency budgets.

        Approximately 55% of our revenue in 2002 was for products and services under contracts with various parts of the U.S. Navy, U.S. Air Force or U.S. Army or with prime contractors to the U.S. Navy, U.S. Air Force or U.S. Army. Although these various parts of the U.S. Navy, U.S. Air Force or U.S. Army are subject to common budgetary pressures and other factors, our various U.S. Navy, U.S. Air Force or U.S. Army customers exercise independent purchasing decisions. However, because of such concentration of our contracts, we are vulnerable to adverse changes in our revenues and cash flows if a significant number of our U.S. Navy, U.S. Air Force or U.S. Army contracts and subcontracts are simultaneously delayed or canceled for budgetary or other reasons.

        In addition to contract cancellations and declines in agency budgets, we may be adversely affected by:

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  curtailment of the U.S. government's use of technology services and products providers; or

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  technological developments that impact purchasing decisions or our competitive position.

        These or other factors could cause U.S. defense and other federal agencies to reduce their purchases under contracts, to exercise their right to terminate contracts or not to exercise options to renew contracts or limit our ability to obtain new contract awards. Any of these actions or any of the other actions described above could reduce our revenues and cash flows.

Government audits of our government contracts could result in a material charge to our earnings and have a negative effect on our cash position following an audit adjustment.

        Our government contracts are subject to cost audits by the government. These audits may occur several years after the period to which the audits relate. If a cost audit were to identify significant unallowable costs, we could have a material charge to our earnings or reduction in our cash position as a result of an audit, including an audit of one of the companies we have acquired. Some of our acquired companies did not historically impose internal controls as rigorous as those we impose on the government contracts we perform, which may increase the likelihood that an audit of their government contracts could cause a charge to our earnings or reduction in our cash position.

Our operating margins may decline under our fixed-price contracts if we fail to estimate accurately the time and resources necessary to satisfy our obligations.

        Some of our contracts are fixed-price contracts under which we bear the risk of any cost overruns. Our profits are adversely affected if our costs under these contracts exceed the assumptions we used in bidding for the contract. In 2002, approximately 21% of our revenues were derived from fixed-price contracts for both defense and non-defense related government contracts. Often, we are required to fix the price for a contract before we finalize the project specifications, which increases the risk that we will mis-price these contracts. The complexity of many of our engagements makes accurately estimating our time and resources more difficult.

If we are not able to retain our contracts with the U.S. government and subcontracts under U.S. government prime contracts in the competitive rebidding process, our revenues may suffer.

        Upon expiration of a U.S. government contract or subcontract under a U.S. government prime contract, if the government customer requires further services of the type provided in the contract, there is frequently a competitive rebidding process. We cannot guarantee that we, or if we are a subcontractor that the prime contractor, will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract. Further, all U.S. government contracts are subject to protest by competitors. The termination of several of our significant contracts or nonrenewal of several of our significant contracts, could result in significant revenue shortfalls.

We may be liable for penalties under a variety of procurement rules and regulations, and changes in government regulations could adversely impact our revenues, operating expenses and profitability.

        Our defense and commercial businesses must comply with and are affected by various government regulations that impact our operating costs, profit margins and our internal organization and operation of our businesses. These regulations affect how we and our customers do business and, in some instances, impose added costs on our businesses. Any changes in applicable laws could adversely affect the financial performance of the business affected by the changed regulations. With respect to U.S. government contracts, any failure to comply with applicable laws could result in contract termination, price or fee reductions or suspension or debarment from contracting with the U.S. government. Among the most significant regulations are the following:

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  the U.S. Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of government contracts;

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  the U.S. Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations; and

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  the U.S. Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts.

We have extended credit to our former subsidiary, SureBeam Corporation, that we may lose if SureBeam is not successful in establishing a market for irradiated food or otherwise experiences liquidity problems, and we and SureBeam have entered into a tax sharing agreement under which we could become liable for taxes under certain circumstances if our spin-off of SureBeam ceases to be qualified as a tax-free transaction.

        We previously funded our spun-off subsidiary, SureBeam Corporation (Nasdaq SURE), through a $75 million subordinated promissory note which we exchanged for equity of SureBeam prior to the spin-off. We completed the spin-off of SureBeam on August 5, 2002.

        Prior to effecting the spin-off, we received a private letter ruling from the Internal Revenue Service, or the IRS, to the effect that our distribution of shares of SureBeam common stock to our common stockholders would qualify as a tax-free transaction under the Internal Revenue Code, or the

Code. The continuing validity of the private letter ruling is subject to factual representations and assumptions, and were the spin-off to cease being qualified as a tax-free transaction, we would recognize taxable gain. We and SureBeam have agreed with one another to be responsible for taxes imposed on the spin-off under the Code that result from our respective actions, including the sale of our respective equity securities. We have also agreed to share equally any tax that is imposed for reasons other than an action by us or SureBeam.

        In connection with the spin-off and a transfer of intellectual property, we extended a $50 million senior secured revolving line of credit to SureBeam that matures on December 31, 2005. The credit facility is secured by substantially all of the assets of SureBeam. We no longer have any influence or control over the management of SureBeam. If SureBeam does not become profitable or is unable to service its debt for any reason, we may be required to write off some or all of any amounts loaned to SureBeam under this credit facility. In addition, we have guaranteed certain facility leases for SureBeam, aggregating approximately $23.1 million for lease terms through 2020 and guaranteed a bank loan in an amount up to the greater of SureBeam's equity interest in SureBeam's strategic alliance, Hawaii Pride, or 19.9% of Hawaii Pride's $6.8 million bank loan. At March 31, 2003, we had guaranteed approximately $1.2 million, or 19.9% of the loan balance. In the event that Hawaii Pride defaults on the loan, we may be obligated to cover any defaults on the entire outstanding balance of the loan. In March 2003, we and SureBeam entered into an agreement amending the credit agreement. That amendment waived, subject to certain conditions, SureBeam's obligation to use net proceeds from the sale of up to $25 million of its equity securities during the period from March 2003 through September 2004 to make mandatory payments under the credit agreement. In connection therewith, SureBeam agreed to provide for certain change orders and the furnishing of maintenance services under our equipment services agreement with SureBeam. We also sublease to SureBeam approximately 70,522 square feet used for a service center in Sioux City, Iowa as well as facilities in Dublin, California, Omaha, Nebraska and Saudi Arabia. If SureBeam is unable to pay its lease obligations as they become due, we may use our cash to satisfy these obligations and may incur losses.

We may not be able to recoup the net book value of our discontinued commercial businesses, including Titan Wireless and Cayenta, through divestitures and may incur exit costs in excess of our accruals in connection with the divestiture or shut down of some or all of these businesses.

        We have decided to exit substantially all of our remaining commercial businesses, including Titan Wireless and Cayenta, and to focus in the foreseeable future on our national security and civil government businesses. At March 31, 2003, the total net book value of our discontinued businesses was $17.0 million, including $14.3 million in Titan Wireless net assets, primarily relating to net receivables on its contract with the national telephone company of Benin of $31.8 million and a receivable from a customer in Nigeria for $14.4 million, and its investment in GlobalNet, which is a net liability of approximately $12.6 million. We are endeavoring to divest these businesses through stock and asset sales, but may not be successful in recouping the book value of these assets. On May 20, 2003, we entered into a definitive agreement for the sale of the GlobalNet portion of our Titan Wireless business, subject to certain closing conditions that we expect to be fulfilled. If we are unsuccessful in consummating the sale of GlobalNet pursuant to the definitive agreement, we may have to pay the remaining net liability balance, which was $12.6 million as of March 31, 2003, and incur a cash outlay as well as potential unforeseen liabilities to shut down the business. In 2002, we accrued approximately $24.5 million in exit charges for employment termination costs, contract and lease termination costs and other direct costs expected to be incurred in connection with the exit of these businesses. As of March 31, 2003, there is approximately $8.7 million remaining to be paid in 2003 and 2004. We may incur cash expenses in excess of our exit charge accruals in connection with the divestiture or shut down of businesses of Titan Wireless, AverCom and LinCom Wireless.

Our failure to identify, attract and retain qualified technical and management personnel could adversely affect our businesses.

        We cannot guarantee that we will be able to attract and retain the highly qualified technical personnel, including engineers, computer programmers and personnel with security clearances required for classified work, or management personnel to supervise such activities, that are necessary for maintaining and growing our existing businesses.

We compete primarily for government contracts against many companies that are larger, better financed and better known than us. If we are unable to compete effectively, our business and prospects will be adversely affected.

        Our businesses operate in highly competitive markets. Many of our competitors are larger, better financed and better known companies who may compete more effectively than we can. In order to remain competitive, we must invest to keep our products and services capabilities technically advanced and compete on price and on value added to our customers. Our ability to compete may be adversely affected by limits on our capital resources and our ability to invest in maintaining and expanding our market share.

We have completed numerous strategic acquisitions and may complete others, which could increase our costs or liabilities or be disruptive.

        Since January 1, 1998, we have acquired 18 government information technology and solutions companies as part of our strategy of consolidating government information technology and solutions businesses. Several of the businesses that we acquired had themselves acquired other businesses prior to their acquisition by us. We may not be able to integrate successfully any acquired businesses without substantial expense, delay or other operational or financial problems. The acquisition and integration of new businesses involves risk. The integration of acquired businesses may be costly and may result in a decrease in the value of our common stock for the following reasons, among others:

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  we may need to divert more management resources to integration than we planned, which may adversely affect our ability to pursue other more profitable activities;

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  the difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures;

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  we may not eliminate as many redundant costs as we anticipated in selecting our acquisition candidates; and

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  one or more of our acquisition candidates also may have liabilities or adverse operating issues that we failed to discover through our due diligence prior to the acquisition.

        We intend to continue to look for additional strategic acquisitions. Instability in the U.S. securities markets and volatility in our common stock price may make acquisitions with our common stock more expensive.

We may incur significant costs in protecting our intellectual property which could adversely affect our profit margins. Our inability to protect our patents and proprietary rights in the U.S. and foreign countries could adversely affect the prospects and competitive positions of our businesses.

        As part of our strategy, we seek to protect our proprietary technology and inventions through patents and other proprietary-right protection in the U.S. and other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. In addition, we may incur significant expense both in protecting our intellectual property and in defending or assessing claims with respect to intellectual property owned by others.

        We assess the strength of our patent and intellectual property protection for our technologies and products. Despite our assessments and our belief in the strength of our patent protection for particular technologies or products, our patents may not provide effective barriers to entry against competitors in the markets targeted by particular technologies and products because our competitors may develop competing technologies and products that do not infringe upon our patents. We also could choose to modify or abandon one or more planned or current products because of these assessments or actual or threatened claims by other companies. We are not certain that our pending patent applications will be issued.

        We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants and advisors. It is possible that these agreements may be breached and that any remedies for a breach will not be sufficient to compensate us for damages incurred. We generally control and limit access to, and the distribution of, our product documentation and other proprietary information. We also cannot guarantee that other parties will not independently develop our know-how or otherwise obtain access to our technology.

The covenants in our senior credit facility restrict our financial and operational flexibility, including our ability to complete additional acquisitions, invest in new business opportunities, or pay down certain indebtedness.

        Our senior credit facility contains covenants that restrict, among other things, our ability to borrow money, make particular types of investments, including investments in our subsidiaries, make other restricted payments, pay down subordinated debt, swap or sell assets, merge or consolidate, or make acquisitions. An event of default under our senior credit facility could allow the lenders to declare all amounts outstanding to be immediately due and payable. We have pledged substantially all of our consolidated assets and the stock of our subsidiaries to secure the debt under our senior credit facility, excluding our foreign affiliates. If the amounts outstanding under the senior credit facility were accelerated, the lenders could proceed against those consolidated assets and the stock of our subsidiaries. Any event of default, therefore, could have a material adverse effect on our business. Our senior credit facility also requires us to maintain specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet those ratios. We also may incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility or subject us to other events of default.

Our revenues could be less than expected if we are not able to deliver components of systems or products as scheduled due to disruptions in our supply of products and components or services.

        Because our internal manufacturing capacity is limited, we use contract manufacturers. While we use care in selecting our manufacturers, this arrangement gives us less control over the reliability of supply, quality and price of products or components than if we manufactured them ourself. In some cases, we obtain products from a sole supplier or a limited group of suppliers. For example, we currently rely upon SureBeam as an exclusive supplier of linear accelerators for our medical sterilization business, and SureBeam, in turn, relies on one supplier for some of the key components used to manufacture SureBeam's linear accelerators. Consequently, we risk disruptions in our supply of key products and components if our suppliers fail or are unable to perform because of strikes, natural disasters, financial condition or other factors. Any material supply disruptions could adversely affect our ability to perform our obligations under our contracts and could result in cancellation of contracts or purchase orders, delays in realizing revenues, and payment delays as well as adversely affect our ongoing product cost structure.

Our business is subject to significant environmental regulation. Compliance costs, or any future violations or liability under environmental laws, could harm our business.

        We are subject to environmental and safety laws and regulations governing the use, storage and disposal of hazardous substances or wastes and imposing liability for the cleanup of contamination from these substances. We cannot completely eliminate the risk of contamination or injury from these substances or wastes, and, in the event of such an incident, we could be held liable for any damages that result. From time to time, we have been notified of violations of government and environmental regulations. We attempt to correct these violations promptly without any material impact on our operations. In addition, we may be required to incur significant additional costs to comply with environmental laws and regulations in the future. These costs, and any future violations or liability under environmental laws or regulations, could have a material adverse effect on our business.

Our results of operations have historically fluctuated and may continue to fluctuate significantly in the future, which could adversely affect the market price of our common stock.

        Our revenues are affected by factors such as the unpredictability of sales and contracts awards due to the long procurement process for most of our products and services, the potential fluctuation of defense intelligence and civil agency budgets, the time it takes for the new markets we target to develop and for us to develop and provide products and services for those markets, competition and general economic conditions. Our contract type/product mix and unit volume, our ability to keep expenses within budgets, and our pricing affect our gross margins. These factors and other risk factors described herein may adversely affect our results of operations within a period and cause our financial results to fluctuate significantly on a quarterly or annual basis. Consequently, we do not believe that comparison of our results of operations from period to period is necessarily meaningful or predictive of our likely future results of operations. It is possible that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. If so, the market price of our common stock may decline significantly.

Anti-takeover provisions in our certificate of incorporation, bylaws and Delaware law, as well as our shareholder rights plan, could discourage, delay or prevent a change of control that our stockholders may favor.

        Provisions in our certificate of incorporation, our bylaws and Delaware law could make it difficult and expensive for a third party to pursue a takeover attempt we oppose even if a change in control of us would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. These provisions:

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  permit our stockholders to take action by written consent instead of at a meeting and to nominate directors or bring other business before stockholder meetings only if they comply with advance notice and other procedural requirements in our bylaws;

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  authorize our board of directors, without stockholder approval, to issue up to 2,931,898 shares of blank check preferred stock that could be issued by our board of directors to increase the number of outstanding shares and prevent a takeover attempt; and

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  prohibit us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner.

        In addition to the provisions described above, in 1995 our board of directors adopted a poison pill shareholder rights plan, which may further discourage a third party from making a proposal to acquire us which we have not solicited or do not approve, even if the acquisition would be beneficial to our stockholders. As a result, our stockholders who wish to participate in such a transaction may not have an opportunity to do so. Under our rights plan, preferred share purchase rights, which are attached to our common stock, generally will be triggered upon the acquisition, or actions that would result in the acquisition, of 15% or more of our common stock by any person or group. If triggered, these rights would entitle our stockholders other than the acquiror to purchase, for the exercise price, shares of our common stock having a market value of two times the exercise price. In addition, if a company acquires us in a merger or other business combination not approved by the board of directors, these rights will entitle our stockholders other than the acquiror to purchase, for the exercise price, shares of the common stock of the acquiring company having a market value of two times the exercise price.

There may be volatility in the price of our common stock that impacts the price a stockholder may realize upon a sale of our common stock.

        Stock prices of many companies have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. The market price of our common stock may vary widely as a result of several factors, including:

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  United States government's information technology, defense and civil budgets and strategic priorities;

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  budgetary constraints affecting U.S. government spending generally, changes in fiscal policy, and government regulatory initiatives;

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  patent or proprietary rights developments; and

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  general market conditions.

        These factors could lead to a significant decrease in the market price of our common stock. In 2002, the market price of our common stock has ranged from a high of $25.10 (before adjustment for the tax-free spin off of SureBeam) per share to a low of $8.86 (after the tax-free spin off of SureBeam) per share.

USE OF PROCEEDS

        We will not receive any proceeds from the resale of the shares of common stock offered by the selling stockholders, except as described below. In October 2002, we loaned $850,000 to Allan and Susan Wegner pursuant to the terms of a secured Promissory Note. The loan is secured by a first priority security interest in shares of our common stock held by such selling stockholders. The principal amount of the loan is due and payable on the 30th calendar day following the effective date of the registration statement of which this prospectus is a part. No interest is payable on any principal amount under the note that is repaid on or before the maturity date. To the extent that any principal amount under the note remains unpaid following the maturity date, interest will accrue on such unpaid amount at the rate of 6% per annum.

SELLING STOCKHOLDERS

        Under this prospectus, the selling stockholders identified below may resell up to 807,958 shares of our common stock that we have issued in connection with acquisitions involving the selling stockholders. The following table sets forth:

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  the name of the selling stockholders;

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  the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to the filing of the registration statement of which this prospectus is a part;

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  the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus; and

  •
  the number and percent of shares of our common stock to be held by the selling stockholders after the offering of the resale shares, assuming all of the resale shares are sold by the selling stockholders, and that the selling stockholders do not acquire any other shares of our common stock prior to their assumed sale of all of the resale shares.

        With the exception of Robert E. LaBlanc, who serves as a member of our Board of Directors, and Robert Whalen, who serves as Senior Vice President and Chairman, Advanced Systems Development Sector, the selling stockholders have not had a material relationship with us within the past three years other than as non-executive officer employees, consultants or stockholders. The numbers set forth in the column "Numbers of Shares Being Offered" below constitute all of the shares that the selling stockholders may distribute in this offering; however, except as described below, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares and the table below assumes the sale of all shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

        We entered into an arrangement with Allan Wegner and Susan Wegner, Richard Troyer and Robert Whalen pursuant to which we agreed that we would file a registration statement on Form S-3 with respect to the shares of our common stock acquired by these selling stockholders in an acquisition transaction, and would use our commercially reasonable efforts to cause such registration statement to be declared effective. Accordingly, we filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of these shares from time to time. We also agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of the date on which all of the shares of common stock offered hereby for the accounts of Allan Wegner and Susan Wegner, Richard Troyer and Robert Whalen have been resold in accordance with the Securities Act, or two years from the effective time of the mergers relating to the acquisition of these shares by these selling stockholders. The registration rights provisions require us to bear all of our registration expenses other than underwriting discounts or commissions, selling or placement agent or broker fees and commissions, and transfer taxes, if any, in connection with sales of the shares of our common stock for the accounts of Allan Wegner and Susan Wegner, Richard Troyer and Robert Whalen that are registered herein.

        On September 25, 2002, we merged our Titan Systems Corporation subsidiary, which encompassed our primary government businesses, into The Titan Corporation. In connection with this merger, Edmund P. Andersson, Charles D'Ambrosio, Colin Hirayama, Robert E. La Blanc and Georgia Jo Vincent received shares of our common stock in exchange for shares of capital stock of Titan Systems Corporation held by them. The remaining selling stockholders held options to purchase capital stock of Titan Systems Corporation which were assumed by us upon consummation of the merger. These options were subsequently exercised into shares of our common stock.

        This information is based upon information provided by selling stockholders. The term "selling stockholders" includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 79,679,354 shares of our common stock issued and outstanding as of July 25, 2003.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering(1)(2)
Selling Stockholders			Number of Shares Being Offered
	Number	Percent		Number	Percent
Richard Troyer	110,000	*	110,000	0	*
Allan Wegner and Susan Wegner	220,000	*	220,000	0	*
Robert Whalen	220,000	*	220,000	0	*
Robert O. Abney and Sandra L. Abney	11,771	*	11,771	0	*
Daniel Abraham	7,891	*	6,278	1,613	*
Edmund P. Andersson	15,302	*	9,417	5,885	*
Mary Beth Baird	188,761	*	169,250	19,511	*
James R. Beck	5,902	*	2,902	3,000	*
Charles D'Ambrosio	1,339	*	1,339	0	*
Robin Felix	4,693	*	3,000	1,693	*
David M. Garrett and Lexa Garrett Revocable Living Trust	19,039	*	16,479	2,560	*
Colin Hirayama	9,417	*	9,417	0	*
Mary C. Hopewell	2,749	*	2,344	405	*
Torrance R. Jacobs	767	*	767	0	*
Parimal Kopardekar	1,146	*	1,098	48	*
Robert E. La Blanc	56,891	*	3,766	53,125	*
James D. Lilly	8,475	*	8,475	0	*
Joretta Slack	10,463	*	10,463	0	*
Georgia Jo Vincent	5,227	*	1,192	4,035	*

(1)
This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

(2)
Assumes the sale of all shares that may be sold in the offering.

*
Less than 1%

PLAN OF DISTRIBUTION

        Under this prospectus, the selling stockholders may resell up to 807,958 shares of our common stock that we have issued in connection with acquisitions involving the selling stockholders. As used herein, "selling stockholders" includes the selling stockholders named in the table under "Selling Stockholders" in this prospectus and their transferees, pledgees, donees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

  •
  a block trade in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

  •
  an exchange distribution in accordance with the rules of such exchange;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  •
  privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

        The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

        Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any shares of a selling stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

        The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The shares may be sold by selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

        We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

  •
  the name of each such selling stockholder and of the participating broker-dealer(s);

  •
  the number of shares involved;

  •
  the price at which such shares were sold;

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

  •
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  •
  other facts material to the transaction.

In addition, we will file a supplement to this prospectus upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares.

        We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

        Cooley Godward LLP will pass upon the validity of the common stock offered by this prospectus.

EXPERTS

        The consolidated financial statements and schedule of The Titan Corporation as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, which is also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 financial statements refers to a change in the Company's method of accounting for goodwill in 2002, as discussed in Note 2 to the consolidated financial statements, and a reference to our reliance upon the report of other auditors, who have ceased operations, related to SureBeam Corporation.

        The consolidated financial statements of Jaycor, Inc. as of January 31, 2002 and 2001 and for each of the years in the two-year period ended January 31, 2002, appearing in The Titan Corporation's Current Report on Form 8-K filed on March 26, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN GET MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file information with the New York Stock Exchange. These reports, proxy statements and other information may be read and copied at 30 Broad Street, New York, New York 10005.

        The SEC allows us to incorporate by reference into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement and until such time as the offering is completed:

  •
  Our Form 10-K for the fiscal year ended December 31, 2002, which was filed on March 31, 2003, including information incorporated by reference in the Form 10-K from our definitive proxy statement for our 2003 annual meeting of stockholders, which was filed on April 15, 2003;

  •
  Our current reports on Form 8-K which were filed on April 30, 2003 and July 9, 2003;

  •
  Our Form 10-Q for the quarter ended March 31, 2003, which was filed on May 15, 2003;

  •
  Our amendment, filed on June 19, 2003, to our Current Report on Form 8-K filed on August 14, 2002;

  •
  The audited consolidated balance sheets of Jaycor, Inc. as of January 31, 2001 and 2002, the audited consolidated statements of operations, stockholders' equity and cash flows of Jaycor, Inc. for each of the two years in the period ended January 31, 2002, and the notes related thereto and the related auditors' report thereon included in our Current Report on Form 8-K which was filed on March 26, 2002;

  •
  The description of our common stock contained in our registration statement on Form 8-B filed on June 16, 1969, including any amendment or reports filed for the purpose of updating such description; and

  •
  The description of our common stock contained in our registration statement on Form 8-A12B filed on August 24, 1995, including any amendment or reports filed for the purpose of updating such description.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

    The Titan Corporation
    3033 Science Park Road
    San Diego, CA 92121-1199
    (858) 552-9500
    Attention: Laura Catalino, Vice President, Investor Relations

        All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective date of filing such documents.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the common stock described in this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC web site or at the SEC public reference room referred to above. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant named below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on July 28, 2003.

THE TITAN CORPORATION
By:	/s/ MARK W. SOPP Mark W. Sopp Senior Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-effective Amendment No. 2 to the Registration Statement has been signed below by the following persons on behalf of The Titan Corporation and in the capacities and on the dates indicated.

Date	Signature	Title

July 28, 2003	* Gene W. Ray	Chief Executive Officer and Chairman of the Board
July 28, 2003	* Mark W. Sopp	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
July 28, 2003	* Deanna J. Hom	Vice President, Corporate Controller (Principal Accounting Officer)
July 28, 2003	* Michael B. Alexander	Director
July 28, 2003	* Edward H. Bersoff, Ph.D.	Director
July 28, 2003	* Joseph F. Caligiuri	Director
July 28, 2003	* Peter A. Cohen	Director
July 28, 2003	* Daniel J. Fink	Director
July 28, 2003	* Susan Golding	Director

July 28, 2003	* Robert M. Hanisee	Director
July 28, 2003	* Robert E. La Blanc	Director
July 28, 2003	* James Roth	Director
July 28, 2003	* Joseph R. Wright, Jr.	Director

*By:	July 28, 2003	/s/ MARK W. SOPP Mark W. Sopp Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Document
4.1	Restated Certificate of Incorporation dated as of November 6, 1986 (which was Exhibit No. 3.1 to the registrant's 1987 Annual Report on Form 10-K and is incorporated herein by this reference)
4.2
Certificate of Amendment of Restated Certificate of Incorporation dated as of June 30, 1987 (which was Exhibit 3.2 to the registrant's 1987 Annual Report on Form 10-K and is incorporated herein by this reference)
4.3
Certificate of Amendment of Restated Certificate of Incorporation dated as of October 21, 1998 (which was Exhibit No. 3.1 to the registrant's Quarterly Report on Form 10-Q dated November 16, 1998 and is incorporated herein by this reference)
4.4	By-laws, as amended (which were filed with the registrant's Quarterly Report on Form 10-Q dated November 13, 1995 as Exhibit 6(a)(3) and are incorporated herein by this reference)
4.5	Amendment to the registrant's By-laws (which was Exhibit 3.3 to the registrant's 1999 Annual Report on Form 10-K and is incorporated herein by this reference)
4.6
Rights Agreement, dated as of August 21, 1995, between registrant and American Stock Transfer and Trust Company (which was Exhibit 1 to the registrant's Form 8-A12B/A filed August 25, 1995 and is incorporated herein by this reference)
5.1**	Opinion of Cooley Godward LLP
23.1**	Consent of KPMG LLP, independent auditors
23.2**	Consent of Ernst & Young LLP, independent auditors
23.3**	Consent of Cooley Godward LLP Reference is made to Exhibit 5.1.
24.1*	Power of Attorney

*
Previously filed.

**
Filed herewith.

QuickLinks

TABLE OF CONTENTS
THE TITAN CORPORATION
FORWARD-LOOKING INFORMATION
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN GET MORE INFORMATION
SIGNATURES
INDEX TO EXHIBITS